ISSUED ON BEHALF OF RELX PLC AND RELX NV
Director/PDMR Shareholdings

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Ian Fraser
2		Reason for the notification
a	)	Position/status	PDMR

b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
financial instrument, type of instrument
		Identification code	ISIN: NL0006144495
b	)	Nature of the transaction	Sale of Ordinary Shares

c	)	Price(s) and volume(s)		Price(s)	Volume(s)
				€18.0722	37,536
d	)	Aggregated information
		- Aggregated volume	37,536
		- Price	€18.0722
e	)	Date of the transaction	2017-05-18

f	)	Place of the transaction	Euronext Amsterdam Stock Exchange (XAMS)